EXHIBIT 3(c)

                    AMENDMENTS TO THE BYLAWS
                               OF
                    PARKWAY PROPERTIES, INC.


           Article IV, Sections 1 and 2 of the Company's Bylaws are amended to read in their entirety as follows:

          Section 1.          NUMBER, TENURE AND QUALIFICATIONS.

           The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee and other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors.

          Section 2.          POWERS.

           The Board of Directors may delegate to committees appointed under Section 1 of this Article IV any of the powers of the Board of Directors, except the power to authorize dividends on stock, elect directors, issue stock other than as provided below, recommend to the stockholders any action which requires stockholder approval, amend these Bylaws, or approve any merger or share exchange which does not require stockholder approval. If the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the board, in accordance with that general authorization or any stock option or other plan or program adopted by the Board of Directors, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors.

           Article II, Section 2 of the Company's Bylaws is amended to read in its entirety as follows:

          Section 2.          SPECIAL MEETING.

           At any time in the interval between annual meetings, a special meeting of the stockholders may be called by the President, the Chief Executive Officer, the Chairman of the Board or by a majority of the Board of Directors by vote at a meeting or in writing (addressed to the Secretary of the corporation) with or without a meeting. Special meetings of the stockholders shall also be called by the Secretary at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting or a majority of the Board of Directors. A request for a special meeting shall state the purpose of such meeting and the matters proposed to be acted on at such meeting. The Secretary shall inform the stockholders making the request of the reasonably estimated costs of preparing and mailing a notice of the meeting and, upon such stockholders' payment to the Corporation of such costs, the Secretary shall give notice to each stockholder entitled to notice of the meeting.

           The  following sentence is added to the end of Article
II, Section 12:

Stockholders may not participate in meetings by means of a conference telephone or similar communications equipment.